

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631**

December 21, 2012

Via E-Mail
Mr. Douglas P. Zolla
President
Top to Bottom Pressure Washing, Inc.
6371 Business Boulevard, Suite 200
Sarasota, FL 34240

    **Re: Top to Bottom Pressure Washing, Inc.
    Registration Statement on Form S-1
    Filed November 28, 2012
    File No. 333-185174**

Dear Mr. Zolla:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize…offerings for attempts to create the appearance that the registrant…has a specific business plan, in an effort to avoid the application of Rule 419." See Securities Act Release No. 33-6932 (April 28, 1992).

   We believe that your transaction is commensurate in scope with the uncertainty ordinarily associated with a blank check company and should comply with Rule 419.

It appears that Michael J. Daniels, your Secretary/Treasurer/Chairman of the Board of Directors, has a track record with Court Document Services, Inc. and Quality Wallbeds, Inc., companies whose registration statements on Form S-1 became effective on July 17, 2012 and October 5, 2012, respectively. Current and quarterly reports filed by Court Document Services, Inc. and Quality Wallbeds, Inc. indicate that both companies took no steps to advance implementation of their disclosed business plans involving document typing services and the marketing of speciality wall bed systems . Less than three months after the effectiveness of its Form S-1, Court Document Services, Inc. changed its business plan, which resulted in, among other things, the resignation of Mr. Daniels as President and Chairman of the Board of Directors of Court Document Services, Inc. As for Quality Wallbeds, Inc., it too changed its business plan less than three months after the effectiveness of its Form S-1, which also resulted in, among other things, the resignation of Mr. Daniels as Secretary, Treasurer, Chief Executive Officer and Chairman of the Board of Directors of Quality Wallbeds, Inc. Please revise your filing to comply with requirements of Rule 419.

Prospectus Outside Front Cover Page

2. Clarify that the selling security holders are offering a maximum of 1,400,000 shares of common stock, with no minimum. We note the disclosure in footnote (1) to the calculation of registration fee table on the facing page of the registration statement.

3. Disclose that Top to Bottom Pressure Washing, Inc. or TTB is an emerging growth company. Further, provide disclosure in the risk factors section on TTB's status as an emerging growth company. We note the disclosure under "Jumpstart Our Business Startups Act" on page I-19.

Because we can issue additional shares of common stock…, page I-8

4. Disclosure that TTB is authorized to issue up to 1,400,000 shares of common stock is inconsistent with disclosure under "Description of Securities" on page I-14 and elsewhere that TTB is authorized to issue up to 1,000,000,000 shares of common stock. Please reconcile the disclosures.

Since our Secretary/Treasurer, Michael J. Daniels is also our Chief Financial Officer and controlling shareholder…, page I-8

5. Disclose the number and percentage of shares of TTB's common stock beneficially owned by Mr. Michael J. Daniels.

6. The meaning and purpose of the phrase "in the event decisions made on behalf of her clients from her law practice were to be placed ahead of the interests of our Company" are unclear. Please revise. We note the disclosure on page I-15 that

> Diane J. Harrison, Esq. is the spouse of Mr. Michael J. Daniels and that Ms. Harrison is providing the legal opinion on the validity of your common stock.

<u>At the present time our Officers and Directors provide their services on an unpaid business…, page I-8.</u>

7. Disclose the amount of time that Messrs. Michael J. Daniels and Douglas P. Zolla each devote to your business.

<u>Selling Security Holders, page I-10</u>

8. In addition to the disclosure in footnotes 6, 9, 10, 11, and 12 to the selling security holders table, we note that there are other selling security holders who have the same surname. For example, refer to Catherine A. Bradaick, JoAnne L. Bradaick, Kristen Bradaick, and Paul J. Bradaick; Lynnette J. Harrison, William B. and Belvey Harrison, and William B. and Wilma J. Harrison; Donald and Catherine Hejmanowski and Leo and Shirley Hejmanowski. Disclose the relationship, if any, of all selling security holders who have the same surname.

<u>Plan of Distribution, page I-12</u>

9. Disclosure in the third paragraph that "Each selling security holder invested from $500.00 for the purchase of their shares for a total investment of $14,000" is unclear. Please revise.

<u>Preferred Stock, page I-15</u>

10. We note the statement "No preferred blank check stock has been defined or issued as of June 1, 2012." Update the disclosure to the most recent date practicable.

<u>Results of Operations, Page I-20</u>

11. Please amend your filing to provide a more detailed analysis of the factors that impact your operations. For example, when you discuss the change in revenue please identify the underlying reason (<u>i.e.,</u> increase in customers, awarded a contract, increase in price, increase in services that provide higher revenue, <u>etc.</u>). Your amended filing should also include a discussion of the changes in cost of goods sold and general and administrative expenses. Your discussion should not only quantify the change period over period but also identify the underlying reasons driving the change period over period. Refer to Section 501.04 of the Financial Reporting Codification and SEC Release 33-8350 for guidance.

Description of Property, page I-22

12. Advise what consideration TTB has given to filing its lease for the building as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

Audit Committee, page I-22

13. We note the statement "The Board has determined that the relationship of Mr. Daniels as both our Company Secretary/Treasurer and our audit committee financial expert is not detrimental to the Company." Revise the disclosure to make clear that the board of directors is not comprised of any independent directors and that Mr. Daniels is chairman of the board of directors.

Market for Common Equity and Related Stockholder Matters, page I-22

14. We note the statement "We have thirty (30) stockholders of record of our common stock as of June 1, 2012." Update the disclosure to the most recent date practicable.

Executive Compensation, page I-23; Compensation of Directors, page I-25

15. Since Messrs. Michael J. Daniels and Douglas P. Zolla were not executive officers or directors during the years ended December 31, 2011 and December 31, 2010, you should not include them in the tables for those years. Please revise.

Legal Matters, page I-26

16. The meaning of the phrase "may create a conflict of interest with our Company operating independently by Harrison Law, P.A. providing the opinion of the validity of the shares of the Company" is unclear. Please revise.

Where You Can Find Further Information, page I-27

17. We note the "not necessarily complete" language in the second paragraph. Clarify that the prospectus includes the material provisions of any contract or other document filed as an exhibit to the registration statement.

Note 5 - Income Taxes, page F-10

18. You disclose that prior to June 1, 2012 you reported your earnings under the Subchapter S-Corporation election. Please amend your filing to present the pro forma tax and earnings data on the face of the historical financial statements for all periods to reflect taxes for the portion of each period before June 1. Also, please tell us why you did not incur income taxes subsequent to June 1, 2012.

Signatures, page II-3

19. The principal financial officer and the controller or principal accounting officer also must sign the registration statement. Further, any person who occupies more than one of the specified positions, for example, principal financial officer and controller or principal accounting officer, must indicate each capacity in which he signs the registration statement. See Instructions 1 and 2 for signatures on Form S-1, and revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their responsibilities under the Securities Act and the Securities Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Tracey L. McKoy, Staff Accountant, at (202) 551-3772 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions about comments on the financial statements and related matters. You may contact

Edward M. Kelly, Esq. at (202) 551-3728 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief